Filed Pursuant to Rule 424(B)(3)
Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 17 DATED AUGUST 16, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 14 dated July 25, 2012, Supplement No. 15 dated August 8, 2012, and Supplement No. 16 dated August 14, 2012. Unless otherwise defined in this Supplement No. 17, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the acquisition of Broadway Plaza; and

•	information regarding our current leverage ratio.

Property Acquisition

On August 13, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 83,612 rentable square feet located on approximately 10.7 acres of land in Tucson, Arizona (“Broadway Plaza”) for approximately $12.7 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded a portion of the purchase price through the assumption of existing mortgage indebtedness in the amount of approximately $7.0 million. The remainder of the purchase price was funded with proceeds of approximately $5.7 million drawn from the Joint Venture’s existing property-level credit facilities.

Broadway Plaza, which was constructed in 1982, is approximately 94.0% leased to 25 tenants. The largest tenant at Broadway Plaza is Sprouts Farmers Market, which occupies approximately 33.7% of the rentable square feet at Broadway Plaza. The current aggregate annual effective rent for the tenants of Broadway Plaza is approximately $1.1 million and the current weighted-average remaining lease term for the tenants is approximately 5.1 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $13.83 per square foot.

Based on the current condition of Broadway Plaza, we do not believe that it will be necessary to make significant renovations to Broadway Plaza. Our management believes that Broadway Plaza is adequately insured.

Use of Leverage

As of August 13, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, was approximately 46.7%.

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